

OFFERING MEMORANDUM

facilitated by



Southern Hideout, LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Southern Hideout, LLC
State of Organization	TX
Date of Formation	08/17/2020
Entity Type	Limited Liability Company
Street Address	13423 Blanco Rd # 8048, San Antonio TX, 78216
Website Address	

(B) Directors and Officers of the Company

Key Person	Nathaniel Chisley
Position with the Company Title First Year	Co-Owner 2020
Other business experience (last three years)	**Network Engineer** Jun 2020 - Present Perm Position Datamark, Inc · Design and deploy company LANs, WANs, Voice and wireless networks, including servers, routers, firewalls, load balancers hubs, switches, UPSs, and other hardware · Configure, tests, and maintains LAN/WAN equipment and related services

· Architecting, creating, managing and maintaining Network, Server and PC health for clients (as defined by SLA)

· Managing existing and deploying new system configurations, including Windows Server, Virtualization Systems, Voice Systems, Mobile Devices, Mobile Platforms and Desktops

· Identifies, diagnoses, and resolves network problems

· Provides executive-level updates to internal customers detailing project initiatives, incidents, and service-level performances

· Coordinate and manage external vendors to ensure delivery of project and managed services

· Responsible for but not limited to keeping computer equipment, hardware, and software updated to meet organizational needs as well as installation of new software releases, system upgrades, patches and resolution of software related problems

· Provide technical leadership and guidance to the team, must be willing to develop the technical skills of other team members whenever possible

· Must be able to handle upgrades of both hardware and software - developing, testing, evaluating, and installing enhancement

· Maintains system performance by performing system monitoring and analysis, and performance tuning; troubleshooting system hardware, software, networks, and operating and system management systems to determine root cause

· Responds to after-hour alerts and phone calls, as needed

· Researches & makes recommendations for future technical solutions

· Assists management staff in various IT projects, as needed

Network Engineer/Security Consultant
Feb 2020 – Mar 2020

Contract
Position

Robert Half International/USAA – San Antonio, TX

· Responsible for remediation plan for FFIEC IT compliance gaps pertaining to the Cybersecurity Threat Operations Center.

· Provided architect level networking recommendations to

3

operations center

Working on completing Bachelors of Science in Information Technology with Western Governor's University. Expected completion Nov 2021.

Studying to renew Cisco Certifications.

Studying for CISSP certification.

Private I.T. consulting and projects
Aug 2019 – Feb 2020

Network Engineer 3
Jun 2017 – July 2019

Perm
Position

Harland Clarke Holdings – San Antonio, TX

·   Responsible for providing senior guidance and assistance with day-to-day network security engineering   and support of current and future wide area data networks to include engineering, deploying and maintaining corporate infrastructure devices

·   Maintained corporate network security devices (firewalls, ISE, IPS/IDS) across Harland Clarke Holdings (HCH) and served as senior a member of a team

·   Provided customer service and assistance, incident and problem resolution related to voice and/or data (LAN and WAN) network issues

·   Provided secure high-level design solutions that conform to the overall secure system requirements

·   Trains and mentors Network Analysts, Sr Network Analysts and System Administrators on network standards and principles

·   Assisted in the design and maintenance of Harland Clarke's enterprise Wide Area Network (WAN)

Data Network Security Specialist
Dec 2014 – Jun 2017

Perm
Position

Convergys Corporation – Dallas, TX

	· Responsible for the design, project management, and support for the security of the Convergys Corporate Data Network
	· Responsible for the business requirements and networking standards for the corporate network
	· Responsible for the security needs of the company and its clients
	· Provided secure high-level design solutions that conform to the overall secure system requirements
	· Serves as project manager for Data Security Technicians with the responsibility for overall development of project plans and supports all existing processes within the area of the assigned responsibility
	· Responsible for the design of secure new networking within the corporate network
	· Responsible for the management and support of Convergys' complex firewall and IDP/IPS environment
	· Responsible for the management and support of Remote Access, VPNs, NTP, DNS, Email Gateways, and ACS solutions

Key Person	ASHLEY CHISLEY
Position with the Company Title First Year	 Co-Owner 2020
Other business experience (last three years)	Shift Leaders at Chick-fil-A Southcenter are responsible for day to day task management of restaurant systems, engaging and solving customer concerns and issues, and the supervision of team member shifts and duties. Managing day to day cash responsibilities • Overseeing daily inventory needs • Engaging and resolving customer complaints • Owning and managing daily, weekly and monthly goals • Managing day to day business activities, shift organization and restaurant needs • Managing team member performance and staffing needs • Executing catering orders and unique customer needs

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Nathaniel Chisley	50%
ASHLEY CHISLEY	50%

(D) The Company's Business and Business Plan

The Team

Nathaniel Chisley, Co-Owner

Nathaniel Chisley Jr is the leading co-founder, and will also serve as head chef. Nathaniel Chisley Jr, a seasoned I.T. professional, has been cooking since the age of six. Nathaniel has cooked for numerous holiday gatherings, and spent countless hours catering indoor/outdoor parties.

Ashley Chisley, Co-Owner

Ashley Chisley, the other co-founder of Southern Hideout, will act as sous-chef and chief of finding and maintaining affiliate business deals. Ashley has acquire outstanding customer service skill will working for Chick-fil-A. Through her efforts, we strive to bring a tier-one experience from friendliness to food quality to the greater Alamo city commmunity.

Our Mission

Southern Hideout is looking to bring authentic Cajun and Creole food back to the Alamo City.

- Market viability of food trucks has accelerated due to the challenges faced by the pandemic.
- An open-air dining experience with low overhead enables resilience and a faster path to profitability.
- San Antonio has no shortage of fantastic dining options, but there is a vacuum in the Cajun/Creole category.

Our Offerings

Southern Hideout's menu features many Cajun favorites like jambalaya, gumbo, etouffee, catfish, cajun fettuccine, red beans & rice, po'boys, and chicken strips. We side items and beverages. Everything is made fresh to order and Southern Hideout does not use microwaves, heat lamps, or freezers.

- Jambalaya - A rich tomato and rice base combined with savory flavors of onions, celery, bell peppers and a distinctive mix of our own Cajun spices. Customers have the option to choose chicken and andouille sausage, or shrimp.
- Gumbo - A Spicy Cajun soup with a base of celery, onion, bell pepper, okra, tomato, spices & rice. Customers have the option to choose chicken and andouille sausage, or seafood which consists of shrimp and crab.
- Po'Boys - Your choice of fried shrimp or catfish in a six inch sandwich dressed with lettuce, tomato, pickles, and mayo. Served on authentic New Orleans French bread. With a side of remoulade sauce.
- Etouffee - A rich seafood stock sautéed onion, bell pepper, celery with a choice of shrimp or crawfish tails.
- Red Beans & Rice - A traditional Creole dish made with red beans, veggies, and, andouille sausage that is simmered for hours to make flavors come alive. Customers have the option to have the dish with or without meat.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the [Educational Materials](#) for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$20,000
Offering Deadline	March 3, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$50,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Food Trailer Purchase	$18,800	$18,800
Additional Inventory	$0	$10,000
Trailer retrofit and signage	$0	$5,200
Marketing	$0	$13,000
Mainvest Compensation	$1,200	$3,000
TOTAL	$20,000	$50,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT

WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.2 - 3.0%[2]
Payment Deadline	2027-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.8 x 1.6 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.48%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.2% and a maximum rate of 3.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$20,000	1.2%
$27,500	1.6%
$35,000	2.1%
$42,500	2.5%
$50,000	3.0%

[3] To reward early participation, the investors who contribute the first $20,000.0 raised in the offering will receive a 1.8x cap. Investors who contribute after $20,000.0 has been raised in the offering will receive a 1.6x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Nathaniel Chisley	50%
ASHLEY CHISLEY	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

Southern Hideout, LLC was established in August 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$438,000	$490,560	$524,899	$551,144	$567,678
Cost of Goods Sold	$350,400	$392,448	$419,919	$440,914	$454,141
Gross Profit	$87,600	$98,112	$104,980	$110,230	$113,537
EXPENSES					
Insurance	$2,400	$2,460	$2,521	$2,584	$2,648
Repairs & Maintenance	$6,000	$6,150	$6,303	$6,460	$6,621
Legal & Professional Fees	$2,400	$2,460	$2,521	$2,584	$2,648
Operating Profit	$76,800	$87,042	$93,635	$98,602	$101,620

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V